Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Net (loss) income	$(336)	$1,204	$1,473	$2,398
Dividends on preferred stock	389	366	1,140	1,071

Net (loss) income attributable to common shareholders	$(725)	$838	$333	$1,327

(Loss) earnings per common share – basic	$(0.09)	$0.11	$0.04	$0.17

(Loss) earnings per common share – diluted	$(0.09)	$0.07	$0.04	$0.12

Weighted average shares outstanding – basic	8,421,819	7,828,981	8,345,177	7,828,981

Weighted average shares outstanding	8,421,819	7,828,981	8,345,177	7,828,981
Effect of convertible preferred stock	—	4,285,714	4,285,714	4,285,714
Effect of stock options	—	229,266	243,724	208,646

Weighted average shares outstanding – diluted	8,421,819	12,343,961	12,874,615	12,323,341